UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 15, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Reports Improved Second Quarter 2012

Adjusted EBITDA of $22.2 million increased 18.8% over last year

MONTREAL, QUEBEC and BRADENTON, FLORIDA - August 15, 2012 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the second quarter ended June 30, 2012. All dollar amounts are US denominated unless otherwise indicated.

Second Quarter 2012 Highlights:

•	Gross margin increased to 18.5% from 15.6% last year

•	Cash flows from operating activities before changes in working capital increased 27.6% over last year to $18.0 million

•	Total debt reduced by $10.5 million from Q1 2012

•	Initiatives announced to consolidate and optimize manufacturing operations with expected savings of more than $5.0 million in 2013 and about $6.0 million each subsequent year

Other Announcements:

•	Redeemed $25 million of Senior Subordinated Notes (“Notes”) in August

•	Declared dividend of CDN$0.08 per common share

•	Executed agreement to borrow up to $24.0 million using multiple individual capital leases with fixed interest rates that are expected to average less than 3%

“Our gross margin of 18.5% for the quarter exceeded our expectations and reflected continued progress in reducing manufacturing costs as well as an improved pricing environment,” stated Intertape President and Chief Executive Officer, Greg Yull.

“Our improved operating performance allowed us to redeem $25 million of Notes earlier this month. Cash and loan availability on August 14, 2012 was greater than $68 million after having completed the redemption and the payment of Note interest of $5 million on August 1, 2012. Total debt to trailing twelve month adjusted EBITDA has decreased from 4.3 as of June 30, 2011 to 2.5 as of June 30, 2012. We expect further improvement over the remainder of 2012,” indicated Mr. Yull.

In light of Intertape’s improved financial performance and positive outlook, the Board has decided that the timing was appropriate to adopt a semi-annual dividend policy. Accordingly, the Company declared a dividend of CDN$0.08 per common share that will be paid on October 10, 2012 to shareholders of record at the close of business on September 21, 2012. This dividend to be paid by the Company is an “eligible dividend” as per the Income Tax Act (Canada).

Second quarter revenue decreased 5.7% to $197.8 million, compared to $209.7 million in 2011 and decreased 0.6% sequentially from $198.9 million for the first quarter of 2012.

Sales volume decreased approximately 13% compared to the second quarter of 2011 and approximately 1% compared to the first quarter of 2012. The sales volume decrease in the second quarter of 2012 compared to the second quarter of 2011 is approximately 11% after adjusting for the closure of the Brantford facility.

The decrease in sales volume as adjusted for the closure of the Brantford facility was primarily due to the Company’s progress toward reducing sales of low-margin products as well as increased demand for tape and film products in the second quarter of 2011 in anticipation of price increases. The sequential sales volume decrease was primarily due to increased demand for film products in the first quarter of 2012 as a result of customers purchasing in advance of anticipated price increases.

Selling prices, including the impact of product mix, increased approximately 7% in the second quarter of 2012 compared to the second quarter of 2011 after adjusting for the closure of the Brantford facility. An improved pricing environment that began in the second quarter of 2011 was the primary reason for the increase. Selling prices, including the impact of product mix, increased approximately 1% in the second quarter of 2012 compared to the first quarter of 2012.

Gross profit totalled $36.6 million in the second quarter of 2012, an increase of 11.9% from the second quarter of 2011 and an increase of 11.3% from the first quarter of 2012. Gross margin was 18.5% in the second quarter of 2012, 15.6% for the same period in 2011, and 16.5% in the first quarter of 2012. As compared to the second quarter of 2011, gross profit increased primarily due to higher selling prices, the progress made toward reducing sales of low-margin products and manufacturing cost reductions partially offset by lower sales volume. Selling prices increased more than both conversion cost and raw material cost increases, however the spread between selling prices and raw material costs is still somewhat compressed when compared to periods prior to 2010. As compared to the first quarter of 2012, gross profit increased primarily due to manufacturing cost reductions, and improved spread between selling prices and both conversion costs and raw material costs for woven products.

Selling, general and administrative expenses (“SG&A”) totalled $20.7 million for the second quarter of 2012, $21.6 million in the second quarter of 2011, and $18.4 million in the first quarter of 2012. As a percentage of revenue, SG&A expenses were 10.5%, 10.3% and 9.2% for the second quarter of 2012, the second quarter of 2011 and the first quarter of 2012, respectively. SG&A expenses for the second quarter of 2012 compared to the second quarter of 2011 decreased primarily due to the non-recurrence of the settlement of a lawsuit and decreased marketing and bad debt expenses, partially offset by an increase in variable compensation expense related to higher profitability. SG&A expenses were $2.3 million higher compared to the first quarter of 2012 primarily due to increased variable compensation expense related to higher profitability.

Adjusted EBITDA was $22.2 million for the second quarter of 2012, $18.7 million for the second quarter of 2011 and $20.8 million for the first quarter of 2012. The increase in adjusted EBITDA in the second quarter of 2012 as compared to both the second quarter of 2011 and the first quarter of 2012 is primarily due to higher gross margin partially offset by lower revenue.

Net loss for the second quarter of 2012 totalled $3.4 million compared to net earnings of $3.8 million for the second quarter of 2011, and net earnings of $8.2 million for the first quarter of 2012. The decrease in net earnings for the second quarter of 2012 compared to both the second quarter of 2011 and the first quarter of 2012 was primarily due to an increase of $12.7 million and $13.7 million, respectively, in manufacturing facility closure costs, restructuring and other related charges previously announced in a June 26, 2012 press release.

Adjusted net earnings were $9.9 million for the second quarter of 2012 as compared to $6.5 million for the second quarter of 2011 and $8.9 million for the first quarter of 2012. The increase over both periods is primarily due to higher gross margin partially offset by lower revenue.

Adjusted fully diluted earnings per share for the second quarter of 2012 was $0.16 ($(0.06) unadjusted) compared with adjusted fully diluted earnings per share of $0.11 ($0.06 unadjusted) for the same period last year and adjusted fully diluted earnings per share of $0.15 ($0.14 unadjusted) for the first quarter of 2012.

EBITDA, adjusted EBITDA, adjusted net earnings (loss) and adjusted earnings (loss) per share are not generally accepted accounting principle (“GAAP”) measures. Whenever Intertape uses such non-GAAP measures, it will provide a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

The Company generated cash flows from operating activities before changes in working capital items for the second quarter of $18.0 million compared to $14.1 million in the same period last year and $20.1 million in the first quarter of 2012. The increase in cash flows from operations before changes in working capital compared to the second quarter of 2011 is primarily due to increased gross profit, partially offset by increased contributions to defined benefit plans and an increase in taxes paid in the second quarter of 2012. The decrease in cash flows from operations before changes in working capital compared to the first quarter of 2012 is primarily due to increased contributions to defined benefit plans and an increase in taxes paid.

During the second quarter of 2012, total debt decreased by $10.5 million due to improved cash flows from operating activities.

As of June 30, 2012, the Company had cash and loan availability under its Asset-based loan facility (“ABL”) totalling $93.9 million. As of August 14, 2012, subsequent to the semi-annual coupon payment of $5.0 million and the redemption of $25.0 million of the Notes, the Company had cash and loan availability under its ABL exceeding $68 million.

Debt

On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Notes due August 2014 at par value. Debt reduction remains a priority for the Company for the remainder of the year.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement will include multiple individual capital leases, each of which will have a term of 60 months and a fixed interest rate. The average of the fixed interest rates is expected to be less than 3%.

Outlook

The Company anticipates that revenue, gross margin and adjusted EBITDA in the third quarter of 2012 will be similar to the second quarter of 2012. Cash flows from operations in the third quarter of 2012 are expected to be higher than the second quarter of 2012 mainly due to an anticipated decrease in working capital requirements. Total debt at the end of the third quarter of 2012 is expected to be lower than it was at the end of the second quarter of 2012 due to improved cash flows from operations partially offset by increased capital expenditures.

“Due to progress made on our gross margin improvement initiatives as well as the initiatives that are under way to consolidate and optimize manufacturing operations, we are increasing the range of our gross margin goal from 18%-19% to 18%-20%. However, we expect some volatility before attaining quarterly gross margin in this range on a consistent basis. Assuming stable or improving macro-economic conditions, we expect to consistently achieve gross margin in this range by the second half of 2013,” concluded Mr. Yull.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense; (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

 EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)
(Unaudited)
	Three months ended			Six months ended
	June 30, 2012	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2011
	$	$	$	$	$
Net earnings (loss)	(3.4)	3.8	8.2	4.7	3.8
Add back: Interest and other (income) expense	4.1	4.1	3.8	7.9	7.9
Income taxes (recovery)	(0.5)	0.2	0.5	-	0.5
Depreciation and amortization	7.6	7.8	7.6	15.2	15.6
EBITDA	7.8	16.0	20.1	27.9	27.8
Manufacturing facility closures, restructuring and other related charges	14.2	1.5	0.5	14.7	1.5
Stock-based compensation expense	0.2	0.2	0.1	0.4	0.4
ITI litigation settlement	-	1.0	-	-	1.0
Adjusted EBITDA	22.2	18.7	20.8	42.9	30.7

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars except per share amounts and share numbers)
(Unaudited)
	Three months ended			Six months ended
	June 30, 2012	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2011
	$	$	$	$	$
Net earnings (loss)	(3.4)	3.8	8.2	4.7	3.8
Add back:
Manufacturing facility closures, restructuring, and other related charges	14.2	1.5	0.5	14.7	1.5
Stock-based compensation expense	0.2	0.2	0.1	0.4	0.4
ITI litigation settlement	-	1.0	-	-	1.0
Less: income taxes	(1.1)	-	-	(1.1)	-
Adjusted net earnings	9.9	6.5	8.9	18.7	6.6

Earnings (loss) per share
Basic	(0.06)	0.06	0.14	0.08	0.06
Diluted	(0.06)	0.06	0.14	0.08	0.06

Adjusted earnings per share
Basic	0.17	0.11	0.15	0.32	0.11
Diluted	0.16	0.11	0.15	0.31	0.11
Weighted average number of common shares outstanding
Basic	58,981,435	58,961,050	58,961,050	58,971,242	58,961,050
Diluted	60,916,227	58,989,394	60,156,176	60,592,910	58,987,817

Conference Call

A conference call to discuss Intertape’s 2012 second quarter results will be held August 15, 2012, at 10 A.M. Eastern Time. Participants may dial 800-926-5431 (U.S. and Canada) and 212-231-2904 (International).

You may access a replay of the call by dialing 800-633-8284 (U.S. and Canada) or 1-402-977-9140 (International) and entering the Access Code 21601633. The recording will be available from August 15, 2012 at 12:00 P.M. until September 14, 2012 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 19 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” as well as statements located elsewhere in Intertape Polymer Group’s annual report on Form 20-F for the year ended December 31, 2011 and the other factors contained in our filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000